- 1 - Contacts: Brian Lewbart 410.345.2242 Bill Benintende 410.345.3482 Heather McDonold 410.345.6617 Kylie Muratore 410.345.2533 T. ROWE PRICE GROUP REPORTS THIRD QUARTER 2013 RESULTS Assets Under Management Increase to $647.2 billion BALTIMORE (October 24, 2013) – T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its 2013 third quarter results, including net revenues of $884.4 million, net income of $270.3 million, and diluted earnings per common share of $1.00. On a comparable basis, net revenues were $769.7 million, net income was $247.3 million, and diluted earnings per common share was $.94 in the third quarter of 2012. The firm’s 2012 third quarter results included realized gains of $31.2 million, or $.07 per share after income taxes, from the sale of certain of the firm's sponsored fund holdings. Investment advisory revenues for the third quarter of 2013 were up $106.9 million to $768.3 million from the comparable 2012 period, as average assets under management increased $78.5 billion, or 14%. Assets under management increased $33.2 billion since June 30, 2013, to $647.2 billion at September 30, 2013, including $403.8 billion in T. Rowe Price mutual funds distributed in the United States, and $243.4 billion in other managed investment portfolios. Market appreciation and income of $40.6 billion was partially offset by net cash outflows of $7.4 billion during the third quarter of 2013. The majority of the net cash outflows were concentrated among certain institutional and intermediary clients that changed their investment objectives or repositioned their strategy allocations. Results for the first nine months of 2013 include net revenues of nearly $2.6 billion, net income of $760.0 million, and diluted earnings per share of $2.83, up $.35 per share from the comparable 2012 period. Assets under management have increased $70.4 billion from the end of 2012 as market appreciation and income of $82.5 billion was partially offset by net cash outflows of $12.1 billion. From an investment performance standpoint, 74% of the T. Rowe Price mutual funds across their share classes outperformed their comparable Lipper averages on a total return basis for the three- year period ended September 30, 2013, 78% outperformed for the five-year period, 82%

- 2 - outperformed for the 10-year period, and 66% outperformed for the one-year period. In addition, T. Rowe Price stock, bond and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for 78% of the firm's rated funds’ assets under management. The firm’s target-date retirement funds continue to deliver very attractive long- term performance, with 100% of these funds outperforming their comparable Lipper averages on a total return basis for the three- and five-year periods ended September 30, 2013. Financial Highlights Investment advisory revenues earned in the third quarter of 2013 from the T. Rowe Price mutual funds distributed in the United States were $541.3 million, an increase of 18% from the comparable 2012 quarter. Average mutual fund assets under management in the third quarter of 2013 were $396.2 billion, an increase of 19% from the average in the third quarter of 2012. Money market advisory fees voluntarily waived by the firm to maintain positive yields for investors in the third quarter of 2013 were $13.9 million, an increase of $5.0 million from the comparable 2012 quarter. The waivers for the first nine months of 2013 were $36.8 million, an $11.2 million increase over the similar 2012 period. The firm expects that it will continue to voluntarily waive such advisory fees for the remainder of the year. Mutual fund assets at September 30, 2013 were $403.8 billion, an increase of $24.3 billion from June 30, 2013. During the third quarter of 2013, the mutual funds had net cash outflows of $1.0 billion, including $2.5 billion in assets that clients transferred to other T. Rowe Price investment portfolios, primarily the firm’s target-date retirement trusts. Without these transfers, the mutual funds would have had net cash inflows of $1.5 billion in the third quarter of 2013. Market appreciation and income added $25.3 billion to assets under management in the third quarter of 2013. Investment advisory revenues earned in the third quarter of 2013 from the other investment portfolios were $227.0 million, an increase of $23.7 million from the comparable 2012 quarter. Average assets under management increased $14.8 billion, or 7%, from the average in the third quarter of 2012 to $240.1 billion. Assets under management in these portfolios at September 30, 2013, were $243.4 billion, an increase of $8.9 billion from June 30, 2013. Market appreciation and income of $15.3 billion was offset in part by net cash outflows of $6.4 billion during the third quarter of 2013. This net cash outflow amount is presented net of the $2.5 billion in assets

- 3 - that clients transferred in from the mutual funds during the third quarter of 2013. Investors domiciled outside the United States accounted for about 7% of the firm's assets under management at September 30, 2013. Mutual fund and other portfolios’ cash flows include $1.2 billion in net inflows that were sourced from the firm's target-date retirement portfolios in the third quarter of 2013. Assets under management at September 30, 2013, in these retirement portfolios totaled $109.5 billion, including $94.9 billion in target-date retirement funds and $14.6 billion in target-date retirement trusts. Operating expenses were $458.5 million in the third quarter of 2013, up $47.7 million from the comparable 2012 quarter. Compensation and related costs have increased $27.5 million from the third quarter of 2012 due primarily to an increase in the interim accrual for year-end bonus compensation and higher salaries and employee benefits. The firm has increased its average staff size by 4.4% from the third quarter of 2012, and employed 5,554 associates at September 30, 2013. Occupancy and facility costs, together with depreciation and amortization expense, were $55.0 million in the third quarter of 2013, up $3.4 million compared to the third quarter of 2012. The change includes the added costs to expand the firm’s international facilities as well as update its technology capabilities, including related maintenance programs, to meet increasing business demands. The firm expects that these costs in the fourth quarter of 2013 will be up about 10% over the third quarter of 2013 as two new buildings located at its Owings Mills, Maryland campus are placed in service. Other operating expenses in the third quarter of 2013 were up $12.8 million from the comparable 2012 quarter as increased business demands and the firm’s continued investment in its capabilities have increased costs. These costs include consulting and professional fees, information and other third-party service costs, and costs related to the firm's defined contribution recordkeeping business. Net non-operating investment income in the third quarter of 2013 of $11.6 million decreased $29.8 million from the 2012 quarter primarily due to the $31.2 million in realized gains

- 4 - recognized from the sale of certain sponsored fund holdings sold in the third quarter of 2012 that did not reoccur in the 2013 quarter. The third quarter of 2013 includes $3.4 million in higher gains recognized from the firm's other investment holdings. The firm’s effective tax rate for the third quarter of 2013 of 38.2% is unchanged from the effective tax rate for the third quarter of 2012 and the same as the effective rate the firm currently estimates for the full-year 2013. T. Rowe Price remains debt-free with ample liquidity, including cash and sponsored portfolio investment holdings of $3.0 billion. The firm currently expects total capital expenditures for property and equipment for 2013 to be approximately $120 million, which will be funded from operating resources. Management Commentary James A. C. Kennedy, the company’s chief executive officer and president, commented: “U.S. equity markets extended this year’s impressive rally in the third quarter. These gains have come in spite of the dysfunction in Washington D.C., lingering high unemployment, and moderating consumer confidence. Developed equity markets outside the U.S. also performed well in the quarter, helped by stronger local currencies, continued signs that Europe is emerging from its lengthy recession, and optimism about the leadership changes in Japan. Long-term interest rates retreated modestly from their recent move upward, and the dollar weakened as the Federal Reserve delayed its expected tapering of asset purchases. Consequently, global bond returns turned mostly positive in the quarter. “U.S. corporate fundamentals remain generally strong – balance sheets and profit margins are healthy – and the underlying strength of the U.S. economy appears to be stable, though still generating relatively slow growth for this part of the economic cycle. Low interest rates have played a significant part in supporting the economy and it should be expected that those rates will likely rise as the federal government tapers its quantitative easing. The timing and extent of the interest rate increases will largely determine the strength of the headwinds to be facing both developed and emerging markets.”

- 5 - In closing, Mr. Kennedy said: “We remain confident about our progress at T. Rowe Price and believe we are very well positioned for the future. Our investment and client service teams continue to perform well for our clients, and our solid balance sheet and strong operating cash flows enable us to continue to invest in our capabilities. Our long-term initiatives focus on sustaining and enhancing our investment offerings and teams, broadening our distribution reach, and expanding our technological capabilities.” Other Matters The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the third quarter of 2013 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm’s unaudited financial results at September 30, 2013. Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, investments, capital expenditures, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm’s 2012 Form 10-K report. Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

- 6 - UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (in millions, except per-share amounts) Three months ended Nine months ended Revenues 9/30/2012 9/30/2013 9/30/2012 9/30/2013 Investment advisory fees 661.4$ 768.3$ 1,914.4$ 2,210.9$ Administrative fees 83.4 85.4 249.0 258.1 Distribution and servicing fees 24.4 30.5 70.3 84.8 Net revenue of savings bank subsidiary .5 .2 1.5 .6 Net revenues 769.7 884.4 2,235.2 2,554.4 Operating expenses Compensation and related costs 263.8 291.3 786.0 858.7 Advertising and promotion 17.5 15.4 63.1 59.9 Distribution and servicing costs 24.4 30.5 70.3 84.8 Depreciation and amortization of property and equipment 20.6 22.1 59.6 65.5 Occupancy and facility costs 31.0 32.9 92.5 101.0 Other operating expenses 53.5 66.3 160.6 187.2 Total operating expenses 410.8 458.5 1,232.1 1,357.1 Net operating income 358.9 425.9 1,003.1 1,197.3 Non-operating investment income 41.4 11.6 53.9 31.3 Income before income taxes 400.3 437.5 1,057.0 1,228.6 Provision for income taxes 153.0 167.2 405.4 468.6 Net income 247.3$ 270.3$ 651.6$ 760.0$ Net income allocated to common stockholders Net income 247.3$ 270.3$ 651.6$ 760.0$ Less: net income allocated to outstanding restricted stock and stock unit holders (1.6) (2.6) (3.8) (6.4) Net income allocated to common stockholders 245.7$ 267.7$ 647.8$ 753.6$ Earnings per share on common stock Basic .97$ 1.03$ 2.56$ 2.92$ Diluted .94$ 1.00$ 2.48$ 2.83$ Dividends declared per share .34$ .38$ 1.02$ 1.14$ Weighted average common shares Outstanding 253.0 258.7 253.2 257.9 Outstanding assuming dilution 260.3 266.5 260.7 265.9

Investment Advisory Revenues (in millions)	Three months ended 9/30/2012	Three months ended 9/30/2013	Nine months ended 9/30/2012	Nine months ended 9/30/2013
Sponsored mutual funds in the U.S.				
Stock and blended asset	$ 368.1	$ 452.0	$ 1,059.6	$ 1,276.3
Bond and money market	90.0	89.3	258.7	275.0
	458.1	541.3	1,318.3	1,551.3
Other portfolios				
Stock and blended asset	160.2	187.4	472.1	538.1
Bond, money market, and stable value	43.1	39.6	124.0	121.5
	203.3	227.0	596.1	659.6
Total	$ 661.4	$ 768.3	$ 1,914.4	$ 2,210.9
Average Assets Under Management (in billions)				
Sponsored mutual funds in the U.S.				
Stock and blended asset	$ 246.4	$ 305.4	$ 237.8	$ 289.5
Bond and money market	86.1	90.8	83.3	91.8
	332.5	396.2	321.1	381.3
Other portfolios				
Stock and blended asset	159.2	182.5	156.9	177.3
Bond, money market, and stable value	66.1	57.6	64.2	62.3
	225.3	240.1	221.1	239.6
Total	$ 557.8	$ 636.3	$ 542.2	$ 620.9

Assets Under Management (in billions)	12/31/2012	9/30/2013
Sponsored mutual funds in the U.S.		
Stock and blended asset	$ 256.9	$ 312.4
Bond and money market	90.0	91.4
	346.9	403.8
Other portfolios		
Stock and blended asset	164.2	181.4
Bond, money market, and stable value	65.7	62.0
	229.9	243.4
Total	$ 576.8	$ 647.2
Stock and blended asset portfolios	$ 421.1	$ 493.8
Fixed income portfolios	155.7	153.4
Total	$ 576.8	$ 647.2

Condensed Consolidated Cash Flows Information (in millions)	Nine months ended 9/30/2012	Nine months ended 9/30/2013
Cash provided by operating activities, including $81.3 of stock-based compensation in 2013	$ 861.0	$ 1,158.3
Cash used in investing activities, including ($74.6) for additions to property and equipment and ($75.5) for net sponsored fund investments in 2013	(202.2)	(138.6)
Cash used in financing activities, including dividends paid of ($297.1) in 2013	(321.7)	(205.5)
Net change in cash during the period	$ 337.1	$ 814.2

Condensed Consolidated Balance Sheet Information (in millions)	12/31/2012	9/30/2013
Cash and cash equivalents	$ 879.1	$ 1,693.3
Accounts receivable and accrued revenue	353.9	365.6
Investments in sponsored funds	1,140.1	1,307.8
Property and equipment	561.0	567.5
Goodwill	665.7	665.7
Debt securities held by savings bank subsidiary, other investments and other assets	603.0	526.9
Total assets	4,202.8	5,126.8
Total liabilities	356.7	586.2
Stockholders' equity, 260,872,000 common shares outstanding in 2013, including net unrealized holding gains of $192.7 in 2013	$ 3,846.1	$ 4,540.6

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